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EXCELLON COMPLETES $11.5 MILLION BOUGHT DEAL FINANCING

Toronto, Ontario – August 27, 2019 – Excellon Resources Inc. (TSX:EXN) ("Excellon" or the “Company") is pleased to announce that it has closed its previously announced bought deal public offering of 10,925,000 units (collectively, the “Units”), including 1,425,000 Units issued upon full exercise of the over-allotment option, at a price of $1.06 per Unit for aggregate gross proceeds of approximately $11.5 million (the “Offering”). The Offering was underwritten by Cormark Securities Inc. as sole bookrunner and lead underwriter, on its own behalf and on behalf of PI Financial Corp., Sprott Capital Partners LP, Laurentian Bank Securities Inc. and Maison Placements Canada Inc. (collectively, the “Underwriters”).

As previously announced, each Unit consists of one common share in the capital of the Company (each a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant shall entitle the holder to acquire an additional Common Share at a price of $1.40 at any time on or before August 27, 2021. The Warrants are listed on the Toronto Stock Exchange under the symbol EXN.WT.

The Company intends to use the net proceeds of the Offering to fund exploration and capital expenditures at the Company’s Platosa Project in Durango, Mexico and Evolución Property in Zacatecas, Mexico, for corporate development and for general corporate purposes.

In connection with the Offering, insiders, including Eric Sprott, purchased an aggregate of 1,015,000 Units (for a total consideration of $1 million). Insider participation on the Offering is considered a "related party transaction" for the purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the insiders’ participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved related parties, exceeded 25% of the Company’s market capitalization as determined under MI 61-101.

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Anna Ladd-Kruger, Chief Financial Officer & Vice President Corporate Development

(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements regarding the closing of the Offering, the timing of the closing of the Offering, the use of proceeds from the Offering, the receipt of regulatory approvals, the exercise of the Over-Allotment Option and future results of operations, performance and achievements of the Company. Although the Company believes that such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. This press release is not, and is not to be construed in any way as, an offer or recommendation to buy or sell securities in Canada or in the United States.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual events, results and/or developments may differ materially from those in the forward-looking statements. Readers should not place undue reliance on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.